Exhibit 1.02

Conflict Minerals Report of The Home Depot, Inc.
for the Calendar Year Ended December 31, 2013

This is the Conflict Minerals Report (“CMR”) of The Home Depot, Inc. for calendar year 2013 (excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). When we refer to "The Home Depot," the "Company," "we," "us" or "our" in this report, we are referring to The Home Depot, Inc. and its consolidated subsidiaries.

This CMR describes our due diligence process and compliance with the Rule 13p-1 requirements. Our due diligence process is based on the Organization for Economic Cooperation and Development’s (“OECD’s”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements1 (the “OECD Guidance”). Based on this due diligence process, we are unable to determine the source of all gold, tantalum, tin and tungsten (“conflict minerals” or “3TG”) that are necessary to the functionality or production of products we contract to manufacture or whether these conflict minerals directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”). The products that we contract to manufacture (the “Covered Products”) are: Kitchen, Indoor Garden, Paint, Outdoor Garden, Lumber, Flooring, Building Materials, Plumbing, Electrical, Tools, Hardware, Millwork, Bath, Lighting, and Décor.

The Home Depot Compliance Program

We established a cross-functional steering committee to address all issues related to our compliance with the laws regarding conflict minerals. Additionally, we adopted a policy relating to conflict minerals in our supply chain (“Conflict Minerals Policy”). Our Conflict Minerals Policy is publicly available at https://corporate.homedepot.com/CorporateResponsibility/Pages/Conflict-Minerals.aspx. It states:
Our Policy. The Home Depot is committed to ensuring compliance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to trade in conflict minerals.

The conflict minerals law was enacted to address the exploitation and trade of certain minerals that contribute to violence and human rights abuses in the Democratic Republic of the Congo and its neighboring countries in Africa (“Covered Countries”). The law requires public companies to report to the U.S. Securities and Exchange Commission and disclose information annually about whether the defined conflict minerals - gold, columbite-tantalite (tantalum), cassiterite (tin), and wolframite (tungsten) - are necessary to the functionality or production of products they manufacture or contract to manufacture, and, if so, whether those conflict minerals originate from conflict mines in the Covered Countries.

The Home Depot is committed to the responsible sourcing of materials for our products, and we expect that our suppliers are likewise committed to responsible sourcing. We expect all suppliers manufacturing our products to partner with us to provide appropriate information and conduct necessary due diligence to facilitate our compliance with the conflict minerals law. We further expect all suppliers manufacturing our products to adopt sourcing practices to obtain products and materials from suppliers not involved in funding conflict in the Covered Countries.

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1 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2013; http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

The Home Depot provides a Supplier AlertLine for the exclusive use of suppliers to report violations of company policies, including the Conflict Minerals Policy. Suppliers may contact the Supplier AlertLine at https://tnw.reportlineweb.com/custom/HDVendorRelations or by using the following toll-free numbers:

•	United States and Canada: 1-800-435-3152

•	Mexico: 001-888-765-8153

•	China: 10-800-711-0714 or 10-800-110-0654

Reasonable Country of Origin Inquiry

Introduction
We engaged a third-party service provider to assist us with data collection and aggregation. Together, we worked with our suppliers to collect information about the presence and sourcing of 3TG used in the Covered Products. Information regarding the presence of 3TG in a supplier’s products and the source of such 3TG, if present, was collected and stored using an online platform that utilized the Conflict Minerals Reporting Template (the “Template”) developed by the Conflict-Free Sourcing Initiative (“CFSI”), which was founded by the Electronics Industry Citizenship Coalition and Global e-Sustainability Initiative.
Products in Scope
We compiled a list of all Covered Products and worked with our third-party service provider to determine which Covered Products were in scope for potential use of 3TG and therefore required a Reasonable Country of Origin Inquiry (“RCOI”). If there was any doubt regarding the material content or the possible use of 3TG, the Covered Products were included in the RCOI process.
Supplier Engagement
We identified the suppliers with whom we contract directly (“Tier 1 Suppliers”) for the in scope Covered Products and contacted them as a part of the RCOI process.
The RCOI began with an introduction email on February 21, 2013, from us to the Tier 1 Suppliers describing our Conflict Minerals Compliance Program (the “CMCP”) requirements. The Tier 1 Suppliers then were sent a follow-up email containing registration information and a request to complete the Template and were directed to a Conflict Minerals Supplier Resource Center. The Supplier Resource Center provides an educational primer on the CMCP and includes frequently asked questions concerning 3TG mineral tracing.
Non-responsive Tier 1 Suppliers received several follow-up contacts to encourage completion of the Template. The Tier 1 Suppliers that remained non-responsive were contacted and offered assistance. This assistance included, but was not limited to, further information about the CMCP, an explanation of why the information was being collected, a review of how the information would be used, and clarification regarding how the required information could be provided. Tier 1 Suppliers who failed to respond to our earlier contacts received a re-invitation to the platform. They were also contacted by our managers who maintained the direct relationships with these suppliers and were further urged to respond in a timely manner.
Due Diligence Process
Introduction
Following completion of the RCOI, we proceeded to the due diligence process to determine the source of any 3TG in the Covered Products. As noted above, our due diligence process was based on the OECD Guidance.
Information Requested
Tier 1 Suppliers who indicated that 3TG was necessary to the functionality or production of Covered Products supplied to us were asked to provide information through the Template regarding the sourcing and origin of the 3TG (i.e., the 3TG smelters or refiners, or “SORs”).

Where a Tier 1 Supplier was unable to provide detailed information about the SORs in its supply chain, we contacted the applicable suppliers of the Tier 1 Suppliers (“Tier 2 Suppliers”), and subsequent tiers of suppliers as needed to obtain the necessary information, using the contact procedures explained above. Collectively, the Tier 1 Suppliers, Tier 2 Suppliers and any suppliers working backward from the Tier 2 Suppliers are referred to as “Suppliers”.
Based on information provided by the Supplier, we used the following criteria to determine which Covered Products that contained 3TG necessary to the functionality or production of such product to include in the due diligence process:

•	The Supplier reported sourcing from the Covered Countries (“yes” response to Question 2 of the Template);

•	The SOR data indicated sourcing from a mine located in the Covered Countries;

•
The SOR reportedly sourced from a mine located in the Covered Countries (based on information contained within the third-party service provider’s system, from independent certification programs, or from internet research/available public reports);

•	There was an indication that the SOR sourced from a Covered Country or a country that is known for smuggling or exporting 3TG out of a Covered Country; or

•	Information provided about a SOR indicated the origin of the materials was not from a known reserve for the given metal.

Quality Assurance
We evaluated the responses we received from Suppliers for plausibility and consistency. Suppliers were contacted to address issues including implausible statements regarding no presence of 3TG, incomplete data on their Templates; responses that did not identify SORs; responses that indicated sourcing location without complete supporting information from the supply chain; and organizations that were identified as SORs, but not verified as such through further analysis and research.

When SOR data was obtained, we used the existing SOR database of the third-party service provider, the CFSI’s list of SORs, Internet searches, and other resources (e.g., government databases and industry and trade organization lists) to verify whether entities identified as SORs are actually 3TG SORs. Where we found that an entity named as a SOR was not directly involved in the smelting or recycling of the relevant metal, the Supplier that provided this information was contacted to attempt to obtain additional information about the origin of the materials or information about its direct suppliers. If contact information was provided, or could be obtained, for the entity listed as a SOR, the listed entity was also contacted to obtain additional information about the origin of materials used. We also investigated Supplier statements that a SOR did not source from the Covered Countries when the stated sourcing location (country of mine origin) was not a known reserve for the given metal.

Summary of Findings
Pursuant to the process above, we received information from our Suppliers regarding country of origin and facilities used to process 3TG in products they manufacture; however, we are still in the process of validating this information with respect to our Covered Products and are unable to determine and describe all countries and facilities used to process 3TG in our Covered Products.
As a result, we do not have sufficient information from Tier 1 Suppliers or other sources to determine whether any 3TG in our Covered Products originated in the Covered Countries and, if so, whether the 3TG was from recycled or scrap sources, and whether or not these conflict minerals directly or indirectly financed or benefited armed groups in the Covered Countries.
Addressing Identified Risks
As 2013 was the first year for which reporting was required under Rule 13p-1, our efforts were focused on collecting and disseminating information from our Tier 1 Suppliers on their sourcing practices using the Template and creating a database for such information. Our supplier engagement program involved numerous contacts per non-responsive Tier 1 Supplier, with additional contacts as required to verify information provided following a standardized quality assurance process.
In the 2014 reporting year, we will continue our supplier engagement process with an aim to decrease the number of Covered Products with 3TG of indeterminate origin. We expect that our 2014 efforts will include:

•	Reviewing and updating the list of Covered Products and associated Tier 1 Suppliers designated as in scope as needed;

•	Re-engaging each in scope Tier 1 Supplier to verify and update sourcing information as needed;

•	Continuing to work with Suppliers to gain information about supply chain actors closer upstream to the smelter or refiner to facilitate the exchange of information on the origin of 3TG; and

•	Implementing the escalation process for Suppliers who continue to be non-responsive to our information requests.
We intend to undertake the following steps during the next compliance periods to further mitigate the risk that our Covered Products contain conflict minerals that benefit armed groups, including:

•	Continuing to engage with Tier 1 Suppliers to obtain current, accurate and complete information about the supply chain;

•	Encouraging Tier 1 Suppliers to implement responsible sourcing and to encourage their smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor;

•	Engaging in industry initiatives encouraging “conflict-free” supply chains; and

•	Adding a reference to the Conflict Minerals Policy in our Supplier Buying Agreement, the contract used with each of our Tier 1 Suppliers.

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